REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED April 1, 2009

The following discussion of the results of operations of the Company for the quarter ended January 31, 2009, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the years ended April 30, 2008 and 2007.

Overall Performance
We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand Cam™/RadMax® rotary technology (the "Technology" or the “Rand Cam™/RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

As at January 31, 2009, the Company has working capital of $576,262 as compared to a working capital deficit of $96,508 as at January 31, 2008. For the nine months ended January 31, 2009, the Company realized a net loss of $447,203 or $0.02 per share, as compared to net loss of $708,333 or $0.03 per share for the nine months ended January 31, 2008.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	April 30, 2008	April 30, 2007 (restated)	April 30, 2006
Net sales or total revenues	$nil	$nil	$nil
Net loss - per share undiluted - per share diluted	(480,145)	(641,453)	(1,033,398)
	(0.02)	(0.03)	(0.04)
	(0.02)	(0.03)	(0. 04)

Total assets	151,296	424,876	500,056
Total long-term financial liabilities	$ nil	$ nil	$nil
Cash dividends declared per share	$ nil	$ nil	$nil

Results of Operations

The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto included elsewhere herein. The Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand Cam/Direct Charge Engine ("RC/DC Engine" or “RadMax® / Rand Cam™”). The worldwide marketing and intellectual rights, other than in the U.S., are held by Rand Energy Group Inc., a subsidiary of the Company.  The Company owns 5.7 million (directly or indirectly) shares of REGI U.S., Inc. (“REGI”) (a U.S. public company), and formerly controlled the Company by way of a voting trust arrangement, which was cancelled on April 30, 2008.

REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI U.S., Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at January 31, 2009 Rand Energy Group Inc. owes Reg

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Technologies $1,667,853 (April 30, 2008 - $2,609,079) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over approximately 5,700,000 shares of REGI U.S. Inc., which shares had a value of approximately US$1,425,000 as of March 27, 2009. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the nine months ended January 31, 2009 (“2009”) as compared to the nine months ended January 31, 2008 (“2008”)

The Company had a consolidated net loss of $447,203 in 2009 as compared to consolidated net loss of $708,333 for the same period in 2008. This decrease in net loss is mainly due to the deconsolidation of a subsidiary on April 30, 2008 and the exchange fluctuations as a result of a weakening Canadian dollar.  Stock-based compensation decreased by $192,531 to $31,241 in 2009 as there were less options issued in 2009, while wages decreased by $138,771 to $36,250 in 2009 compared to $175,021 in 2008. Gain on issue by investee of its own shares decreased by $214,220 from $214,220 in 2008 to $nil in 2009. Since the Company de-consolidated a former subsidiary and now accounts for it as equity investment, non-controlling interest decreased by $531,568 to $nil in 2009.  Investors relations decreased $165,393 from $174,970 in 2008 to $9,578 in 2009 and travel and promotion decreased by $95,540 from $106,003 in 2008 to $8,463 in 2009.  This net decrease in operating expenses is a result of decreased activities in the Company.  Foreign exchange changes decreased by $122,827 from $65,835 in 2008 to ($56,992) in 2009 due to the weak Canadian dollar.

Financing Activities

The Company’s cash position as at January 31, 2009 was $21,042. Subsequent to January 31, 2009, the Company announced a private placement of up to $500,000. The offering will consist of up to 2,000,000 units at $0.25 per unit for gross proceeds to Reg of up to $500,000. Each unit will consist of one common share and one-half share purchase warrant.  Two one-half warrants shall entitle the holder to purchase one additional share of common stock at a price of $0.35 for one year from the date the units are issued.  The Company’s Directors, officers and other insiders may participate in the offering.  Net proceeds of approximately $440,000 from this private placement will be used for the development and evaluation of the RadMax®, accounts payable and working capital purposes. The closing of the private placement is subject to the approval of the TSX Venture Exchange.

The Company plans to raise funds further through REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market.

Nature of the Company’s Operations

The Company is developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology (the "Technology" or the “Rand Cam™/RadMax® Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications.

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The world-wide marketing and intellectual rights, other than the U.S., are held by Reg Technologies Inc.. REGI U.S., Inc. owns the U.S. marketing and intellectual rights and has a project cost sharing agreement, whereby it will fund 50% of the further development of Rand Cam™ Engine and Reg Technologies Inc. will fund 50%.

To date, several prototypes of the Rand Cam™/RadMax® Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the Rand Cam™/RadMax® Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the Rand Cam™/RadMax® Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have tested the Rand Cam™/RadMax® technology for interested customers who are wanting a license agreement.  To date we have granted an option for a license for certain applications for a Fortune 1000 company who are evaluating the RadMax® design and are currently assisting in the development at no cost to the Company.

Changes in Accounting Policy

On May 1, 2008, the Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (Note 1).

On May 1, 2008, the Company adopted Section 1535, Capital Disclosures.  This section requires disclosures of an entity’s objectives, policies, and processes for managing capital, and quantitative data about what the entity regards as capital.

On May 1, 2008, the Company adopted Section 3862 and 3863, Financial Instruments – Disclosures and Presentation that replaces the existing Section 3861 – Financial Instruments – Disclosure and Presentation.  These new sections revise and enhance disclosure requirements and carry forward unchanged existing presentation requirements.  These sections also require disclosure regarding the nature and extent of risk arising form financial instruments and how the entity manages those risks.

Recent Accounting Pronouncements Not Yet Adopted

Business Combinations (Section 1582)

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is considering early adoption to

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coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

Non-controlling Interests (Section 1602)

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for fiscal years beginning on or after October 1, 2008.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173)

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Progress Report from November 1, 2008 to March 27, 2009

In December 2008, REGI engineering commenced the detailed design modeling and analysis for the RadMax® diesel engine using COSMOS, a design and analysis tool, verifying and improving

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the design with respect to stress (finite element analysis), temperature (thermal analysis), and material properties (metallurgy). The analysis will be applied against all RadMax® design components including the rotor, cam, stator, vanes, and seals.

On January 15, 2009, Dr. Allen MacKnight was appointed as our Thermodynamics Engineer for REGI U.S., Inc.   Dr. MacKnight of Signal Hill, California, has extensive experience as an expert mechanical, thermodynamics, controls, and systems engineer in the design and manufacturing of environmental control equipment and gas turbine engines.  Dr. MacKnight has recently retired from Honeywell, Inc. as a corporate fellow, providing evaluation expertise for Honeywell Aerospace. During his 32-year career with Honeywell, he has served in many progressive positions of engineering, technology development, and management.  Dr. MacKnight will focus on the thermodynamics aspects of the RadMax® diesel engine, which is currently in the analysis and prototype stage.

In January 2009 we announced the following status report:

-	The RadMax® Diesel Engine Design has been completed by our engineers and is awaiting final approval by the Fortune 1000 company.

-	The computer COSMOS analysis, started 5 weeks ago (see press release dated 09 December 2008, is on schedule for completion next month.

-
Following the successful completion of the COSMOS analysis, and review /approval by the Fortune 1000 company’s engineers and executives, we will commence building the prototype diesel engine.  Estimate time for completion of the prototype is 60 to 90 days.

-	Testing the prototype is a joint effort with the Fortune 1000 company to be followed by a formal test report, scheduled for release to the public.

The process of bringing a working prototype through a successful test program is a challenging effort. The success of the prototype test program is our goal, achieving or exceeding all test parameters of a conventional diesel engine with the official release of RadMax®, at a fraction of the weight and size.

In February 2009 successful oil pumping tests were completed using the RadMax® Pump. In these tests, the RadMax® Pump was operated at constant speed of 350 RPM.  For a short duration during the tests, the pump achieved the significant design specification of pumping twice its internal volume. The RadMax® Pump has been transferred to our corporate location in Richmond, BC, Canada, and is available for demonstration.  Previous successful pump tests were announced on January 31, 2008 utilizing water.

Future tests will continue to focus on durability, alternative materials and design improvements that are applicable to the whole family of RadMax® devices.

Also in February, 2009 we announced a private placement of up to $500,000.  The offering will consist of up to 2,000,000 units at $0.25 per unit for gross proceeds to Reg of up to $500,000. Each unit will consist of one common share and one-half share purchase warrant.  Two one-half warrants shall entitle the holder to purchase one additional share of common stock at a price of $0.35 for one year from the date the units are issued.  Directors, officers and other insiders of Reg may participate in the offering.  Net proceeds of approximately $440,000 from this private placement will be used for the development and evaluation of the RadMax®, accounts payable and working capital purposes. The closing of the private placement is subject to the approval of the TSX Venture Exchange.

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Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$		Per Share	Diluted per share
January 31, 2009	$nil		(121,958)	(0.00)	(0.00)
October 31, 2008	$nil		(166,446)	(0.01)	(0.01)
July 31, 2008	$nil		(158,799)	(0.01)	(0.01)
April 30, 2008	$nil		228,188	0.01	0.01
January 31, 2008	$nil		(314,121)	(0.01)	(0.01)
October 31, 2007	$nil		(332,545)	(0.01)	(0.01)
July 31, 2007	$nil		(61,667)	–	–
April 30, 2007	$nil		(389,788)	(0.02)	(0.02)

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our former subsidiary REGI U.S., Inc.  We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also indirectly and directly owns approximately 5,700,000 shares of REGI U.S., Inc. with a value of US $1.425 million at March 27, 2009.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the quarter ended January 31, 2009, we financed our operations and received $97,906 by:

(i)	net advances from companies affiliated with the President of the Company in the amount of $214,133. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	share subscriptions received in the amount of $389,586;

During the nine months ended January 31, 2009, we used cash in the amount of $534,611 on operating activities as compared to $1,144,737 for the same period last year. We also generated cash of $99,797 from investing activities through the sale of our investee’s shares in the open market offset by advances to the investee and other affiliates of $697,957.

Our cash position has increased to $21,042 at January 31, 2009 as compared to $26,202 at January 31, 2008.

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Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owed by related parties, totalling $99,639 (April 30, 2008 - $16,491) are unsecured, non-interest bearing and due on demand. The amounts owed by REGI U.S., Inc. (the “investee”) totalling $507,758 (April 30, 2008 - $112,312) are unsecured, non-interest bearing and due on demand. These amounts owing by the investee represent the outstanding payment of the investee’s portion of development costs to the Company for the RadMax® Engine. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies.

In addition to the above, the Company incurred the following related party transactions during the nine-month period ended January 31, 2009:

a)
fees in the aggregate of $172 (2008 - $32,095) for legal services have been paid or are payable to a professional law firm in which the partner of the law firm is an officer and director of the Company;

b)	rent of $10,076 (2008 - $9,528) was paid to a company having common officers and directors;

c)	project management fee of $22,500 (2008 - $23,143) were paid to a company having common officers and directors; and

d)
administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totaling $50,531 (2008 - $48,776) for services rendered.

The above transactions have been in the normal course of operations and are recorded at their exchange amounts.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the quarter ended January 31, 2009, the Company incurred the $29,849 in research and development.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000                           Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding.  As at January 31, 2009, there are 25,257,927 common shares issued and outstanding of which 217,422 shares are treasury stock owned by the Company.

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Options outstanding at January 31, 2009 are as follows:

Expiry Date	Exercise price ($)	Number of Shares

March 4, 2009	0.19	250,000
April 8, 2009	0.14	25,000
October 20, 2010	0.30	750,000
August 1, 2013	0.40	400,000

		1,425,000

Controls and Procedures

The Company’s management has evaluated the effectiveness of Reg Technologies, Inc.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending April 30, 2008.

No changes were made in internal controls over financial reporting during the quarter ended January 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

Certain statements contained in this quarterly report on Form 51-102F1 constitute "forward-looking statements." These statements, identified by words such as “plan,” "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors.  The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and those described in the Company’s Form 20-F for the fiscal year ended April 30, 2008, and other current reports, filed with the Securities and Exchange Commission, available at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.
A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com

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